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11021216

UNITED STATE
SECURITIES AND EXCHANG
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R A BENCH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 UNION STREET, SUITE 1000
(No. and Street)

SEATTLE	WASHINGTON	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODNEY A. BENCH (206) 695-9177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SCHILZ & CO.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240	BELLEVUE	WASHINGTON	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, RODNEY A. BENCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R A BENCH SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JANICE C. CALDEJON NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 01-01-12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R A BENCH SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of R A Bench Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of consolidated financial condition of R A Bench Securities, Inc. as of December 31, 2010, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of R A Bench Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Peter Schilz & Co.

March 4, 2011

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$9,958
Commissions receivable	2,000
TOTAL CURRENT ASSETS	11,958
TOTAL ASSETS	$11,958

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$0
TOTAL CURRENT LIABILITIES	0
COMMITMENTS AND CONTINGENCIES (NOTE 8)	
STOCKHOLDER'S EQUITY	
Common stock, $.001 par value; 1,000 shares authorized, issued and outstanding	1
Additional paid-in capital	31,255
Retained earnings (deficit)	(19,298)
TOTAL STOCKHOLDER'S EQUITY	11,958
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$11,958

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$62,384
TOTAL INCOME	62,384
EXPENSES	
Payroll and related	119,428
Insurance	84,356
Commissions	71,719
Rent	45,082
Professional fees	11,485
Travel and entertainment	7,062
Dues and licenses	6,500
Telephone	4,494
Office expense	3,967
Business taxes	555
TOTAL EXPENSES	354,648
OPERATING LOSS	(292,264)
OTHER INCOME	
Gain on sale of assets (Note 4)	280,521
TOTAL OTHER INCOME	280,521
INCOME (LOSS) BEFORE INCOME TAXES	(11,743)
PROVISION FOR INCOME TAXES	-0-
NET INCOME (LOSS)	$(11,743)

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2009	1,000	$1	$31,255	$(7,555)	$23,701
Net Income (Loss)				(11,743)	(11,743)
Balances at December 31, 2010	1,000	$1	$31,255	$(19,298)	$11,958

See accompanying notes to consolidated financial statements.

R A BENCH SECURITIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$(292,264)
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	232
Prepaid insurance	3,834
Accrued expenses	(741)
NET CASH USED IN OPERATING ACTIVITIES	(288,939)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of assets	280,521
NET INCREASE (DECREASE) IN CASH	(8,418)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	18,376
CASH AND CASH EQUIVALENTS END OF YEAR	$9,958

No cash was paid for either interest or income taxes for the year ended December 31, 2010.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding R A Bench Securities, Inc. (the Company) consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the consolidated financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, a Washington corporation, and R A Bench, Inc. (formerly the parent of the Company) are owned as affiliates by the President of the Company, effective January 1, 2005. The former parent was a wholly-owned subsidiary of Highland Capital Holding Corporation located in Birmingham, Alabama.

The Company is located in Seattle, Washington and was formed on September 17, 2001. The Company operates as a "limited business" broker-dealer, which receives commissions from customers on behalf of its representatives. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company.

The Company sold the assets, primarily customer accounts, on March 10, 2010 to a financial services company. Therefore, there have been limited business operations for the period subsequent to the sale.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, RAB Agency, Inc., and RAB Paymaster, LLC, a single member limited liability company.

COMMISSIONS

Commissions and other income are recorded as revenue when earned.

COMMISSIONS RECEIVABLE

The company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

INCOME TAXES

Effective January 1, 2005, the Company's President and only stockholder elected for federal income tax reporting purposes to be treated as an S Corporation under Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporate income tax, all amounts affecting taxable income are reported on the individual income tax return of the stockholder.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Includes all short-term investments purchased with an original maturity of three months or less.

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. RELATED PARTY TRANSACTIONS

R A BENCH, INC.

The Company and its affiliate, R A Bench, Inc., have common ownership, management and share the same offices. Common expenses are allocated based on the relative budgeted revenues of the combined companies as follows:

Payroll and related	$119,428
Rent	45,082
Travel and entertainment	7,062
Telephone	4,494
Office supplies	3,852
	$179,918

The Company recorded commissions revenue of $62,384 during the year ended December 31, 2010 from registered representatives, which are employees of R A Bench, Inc.

RAB AGENCY, INC.

The Company recorded and deposited commissions revenue of $51,460 payable to its wholly-owned subsidiary, RAB Agency, Inc.

RAB PAYMASTER, LLC

The Company acts as the common paymaster for commissions received by the Company and RAB Agency, Inc. and ultimately allocated common expenses to R A Bench, Inc. as described above. All intercompany accounts have been eliminated in the preparation of the consolidated financial statements.

3. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of representatives. The customers of the representatives are relatively few. During the year ended December 31, 2010, one customer represented 22%, the top four customers represented 53% and the fifth largest customer represented 7% of the Company's commissions and related revenue.

As of December 31, 2010, commissions receivable totaled $2,000 and were collected within 30 days.

4. SALE OF BUSINESS ASSETS

On March 10, 2010, the Company sold the assets, including goodwill of the Company and R A Bench, Inc. to a financial services company. In addition, goodwill was attributed to the sole stockholder of the Company and R A Bench, Inc. The goodwill of the Company was essentially 141 revenue-generating customer accounts.

The terms of the sale was a cash payment of $3,000,000 and common stock of the acquirer of $500,000. In addition, a maximum of $6,500,000 will be paid forty-two months after the sale closing date based upon an employee benefits revenue stream. The Company was allocated $280,521 for the sale of the customer accounts and R A Bench, Inc. was allocated $719,479 and the balance of $2,500,000 was allocated to the sole stockholder. The sale proceeds from the employee benefits revenue stream will be allocated to R A Bench, Inc. and the sole stockholder. The Company purchased a "prior acts" insurance policy as a condition of the above sale of assets.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at December 31, 2010 is $11,958, which is $6,958 over the minimum required of $5,000.

6. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at December 31, 2010:

Stockholder's equity	$11,958
Less: Non allowable assets	
Prepaid insurance	-0-
Net capital before haircuts on securities	11,958
Haircuts on securities; other securities	-0-
Net capital	11,958
Required net capital	5,000
Excess net capital	$6,958

R A BENCH SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. COMPUTATION OF NET CAPITAL (CONTINUED)

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$6,958
Ratio: Aggregate indebtedness to net capital	.0000 to 1

7. RECONCILIATION TO DECEMBER 31, 2010 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at December 31, 2010	$11,868
Audit adjustments:	
Accrued expenses	90
Net capital as adjusted	$11,958

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness per unaudited FOCUS report at December 31, 2010	$90
Audit adjustment	(90)
Total aggregate indebtedness as adjusted	$0

8. COMMITMENTS AND CONTINGENCIES

CLAIMS AND POSSIBLE ACTIONS

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters can not be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. In addition, the Company has maintained insurance coverage to cover such claims and possible actions should they arise.

GOVERNMENTAL OVERSIGHT

During the year, the Company received a Cautionary Action from FINRA regarding the prior approval process for a material change in operations. This Cautionary Action is not required to be reported in the Central Registration Depository, however, it will be considered in any future matters.

During February, 2011, the Company received approval from FINRA for the Continuance Membership Application of the Company regarding the change of ownership to Osage National, LLC.

9. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information – Rule 17a-5(e)(4) –
- Not required because gross revenues are less than $500,000.

10. SUBSEQUENT EVENTS

On March 1, 2011, a 100% ownership interest in the Company was completed and transferred to Osage National, LLC for an amount of $55,750. FINRA had previously approved the Continuance Membership Application of the Company for the purchase by Osage National, LLC on February 14, 2011.

The Company has evaluated subsequent events through March 4, 2011, which is the date of these financial statements.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

**REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5**

Board of Directors
R A Bench Securities, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of R A Bench Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Schilz & Co.

March 4, 2011

R A BENCH SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R A BENCH SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010